20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大 昌 集 團 有 限 公 司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Room 3045 (Stop 3-4), 450 Fifth St.
Washington, DC 20549
U.S.A.

Our Ref: GSD/TCHL/4248
1st December 2003
BY AIRMAIL

03045301

PROCESS

JAN 07 2004

THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re: **Tai Cheung Holdings Limited**
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

Annex A to Letter to the SEC
dated 1st December 2003
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

<u>Description of Document</u>

Title :   Notification of Meeting of the Board of Directors at which :
        (i)   a dividend is to be declared; and
        (ii)   an announcement in respect of the Interim Results
            is to be approved for publication.

Date :   1st December 2003

Entity requiring item :   Hong Kong Stock Exchange (pursuant to listing
                            agreement between Exchange and Company)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4247
1ˢᵗ December 2003

Listing Division
The Stock Exchange of
   Hong Kong Limited
11/F One International Finance Centre
1 Harbour View Street, Central
Hong Kong



Dear Sirs,

Re: Board Meeting

      We would like to advise that a Meeting of the Board of Directors of the Company will be held at the Company's Board Room on <u>Thursday, 11ᵗʰ December 2003 at 3:30 p.m.</u> for the purposes of approving, inter alia, the Interim Announcement, Interim Report, the unaudited Statement of Accounts and declaring the Interim Dividend for the half year ended 30ᵗʰ September 2003.

      Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

c.c. Mr. James Shum (Fax No.2877 6987)
      Information Services Dept.
      The Stock Exchange of Hong Kong limited